EXHIBIT 34


                      [LETTERHEAD OF OXFORD GLYCOSCIENCES]

PRIVATE AND CONFIDENT1AL

Mr J L Rennocks
Crown Acre
Queens Drive
Qxshott
Surrey
KT22 OPB

15 August 2001

Dear John

Appointment to the Board of Directors of Oxford GlycoSciences Plc ("the
Company")

On behalf of the Company, I write to confirm your conditions of appointment as a Non-Executive Director of the Company which will be applied with effect from 15 August 2001.

Appointment

1. You will be appointed a Non-executive Director of the Company and you also agree to serve as Chairman of the Audit Committee. Your position as Chairman of the Audit Committee will be subject to revision by the main Board, from time to time.

2. Your appointment, subject to re-election when appropriate by the Company in general meeting, is for a fixed term of three years from 15 August 2001. Unless your appointment is renewed on or prior to that date, you undertake to resign as a Director of the Company forthwith after such date. In addition, your appointment is subject to the Company's Articles of Association.

3. Notwithstanding the other provisions of this letter, the Company shall be entitled to terminate your appointment in accordance with the provisions of the Company's Articles of Association and, upon such termination or upon your resignation for any reason, you shall not be entitled to any damages for loss of office and no fee will be payable to you in respect of any unexpired portion of the term of your appointment.

Duties

4. During your appointment, you will be expected to attend regular and emergency Board meetings. You will also be expected to attend the Annual General Meeting of the Company, Extraordinary General Meetings of the Company and

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      meetings of any committees of the Board (including the Audit, Compensation and Nomination committees) on which you serve. The dates and details of all such meetings shall be notified to you in advance.

Fees

5. You will be entitled to a fee for your services as a Director of (pound)30,000 per annum (less any necessary statutory deductions) plus (pound)500 for each committee meeting attended. This will be payable in arrears by quarterly installments. This fee will be paid to you, or to such other person or body as you may direct on giving reasonable notice to the Board or Chairman. The fee will be reviewed annually by the Board.

      You may elect to receive a percentage of your fees in the form of ordinary shares in the Company in accordance with the rules governing such purchases in place from time to time.

Expenses

6. In addition to the fees described in paragraph 4 above, the Company shall reimburse you for all reasonable out of pocket expenses necessarily incurred in carrying out your duties.

7. In order to enable you to carry out the duties of your office, you will after consultation with the Board and the Chairman (and, if appropriate, jointly with any other Non-Executive Directors whose interests are the same as yours), be entitled to seek external independent legal advice at the Company's expense.

Insurance

8. The Company will obtain appropriate Directors' and Officers' liability insurance for your benefit during your appointment.

Other Directorships and Business Interests

9. During your appointment as a Director you will inform the Chairman of any other (or further) directorships of companies which you hold or accept, to enable the Company Secretary to comply with the disclosure obligations under the Companies Act 1985.

Code of Conduct

10. During the period of your appointment you will comply with the Stock Exchange Model Code for Securities Transactions by Directors of Listed Companies, the Company's Code of Conduct and such other requirements as the Board may from time to time specify.


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Confidentiality

11. You must apply the highest standards of confidentiality, and save insofar as such information is already in the public domain, you must keep secret and must not use for your own or another's advantage, nor disclose to any person, firm, company or organisation (whether during the course of the appointment or at any time after its termination), any information which you know or ought reasonably to have known to be confidential concerning the business or affairs of the Company and any Group companies or any of its or their customers. The restrictions in this clause shall not apply:

      (a) to any disclosure or use authorised by the Board or required by law or by virtue of your appointment; or

      (b) so as to prevent you from using your own personal skill in any business in which you may be lawfully engaged after your appointment has ended.

In this letter Group shall mean any of (i) the Company and (ii) any subsidiary of the Company from time to time. Subsidiary shall have the meaning ascribed to it by Section 736 Companies Act 1985, as amended.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely


/s/ John Ilett

John Ilett
Company Secretary

For and on behalf of Oxford GlycoSciences Plc

Encl.

I have read and agree to the above terms regarding my appointment as a Non-executive director of Oxford GlycoSciences Plc.

/s/ John Rennocks
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J L Rennocks

Date 15.8 2001